UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

EXCERPT FROM THE MINUTES OF THE 303rd MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 28, 2016

1. DATE, TIME AND VENUE: At 9:00 a.m. on September 28, 2016, at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3. ATTENDANCE:  All the members of the Board of Directors (“Board”). Also present were the Chief Executive Officer and, during a part of the meeting, the Executive Vice-Presidents, and Mr. Vitor Fagali, Planning and Controllership Officer, while the justified absence of the Chief Financial and Investor Relations Officer was recorded.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After examining the items on the Agenda, the Board discussed and resolved as follows:

(i) Take cognizance and discuss the matters examined by the Board's Committees and Advisory Commissions during September;

(ii) Take cognizance and discuss the priority themes/projects of the Company, as reported by the Chief Executive Officer;

(iii) Approve the minutes of the 300th, 301st and 302nd meetings of the Board held on August 31, September 14 and September 23, 2016, respectively;

(iv) Discuss and approve, pursuant to Article 17, item (h) of the Bylaws of CPFL Energia and to Resolution 2016116-E of the Board of Executive Officers, the execution of an amendment to the external audit service contract between the Company and Deloitte

Touche Tohmatsu Auditores Independentes (“Deloitte”), and recommend that the executives nominated by the Company to the management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Geração de Energia S.A. (“CPFL Geração”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”) and AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”) vote for approval of the execution of the respective amendments to the external audit service contracts entered into with Deloitte, recording that, in the case of AES Sul, the execution of the amendment is subject to the conclusion of the acquisition thereof;

(v) Discuss and recommend that the executives nominated by the Company to the management of subsidiaries vote for approval of the following items: (v.i) CPFL Paulista, RGE, CPFL Piratininga, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari: Engagement of CPFL Atende Centro de Contatos e Atendimento Ltda. (“CPFL Atende”) to provide telephone customer service, in accordance with Order 2,403/2016, of Sept. 12, 2016 – Resolution 2016090-E of the Board of Executive Officers; (v.ii) CPFL Paulista, RGE, CPFL Piratininga, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari: Engagement of CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) to provide construction, reconstruction and maintenance services on transmission lines and substations (CCM-T), subject to the previous approval by ANEEL – Resolution 2016066-E of the Board of Executive Officers; and (v.iii) CPFL Jaguariúna Participações S.A. (“CPFL Jaguariúna”): The acts required to consummate the acquisition of AES Sul, pursuant to resolution 2016118-E of the Board of Executive Officers; and

(vi) Take cognizance of the consolidated results for August/2016 (Year-to-Date and Budget vs. Actual) and of the Best Estimate of CPFL Energia and its subsidiaries.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Gisélia Silva.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 7, pages 45 to 47.

Gisélia Silva

Secretary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 10, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.